                                                                         (e)(13)
                           [LETTERHEAD OF ONDISPLAY]




April 15, 1997


Olivier Sermet
1321 Beverly Green Drive
Los Angeles, CA 90035

Dear Olivier,

On behalf of OnDisplay, Inc., I am pleased to offer you the position of Vice President, Worldwide Field Operations, reporting to me. Your annual base salary will be $150,000.00 and will be paid semi-monthly at a rate of $6,250.00 per pay period. In addition, you will receive a non-recoverable draw, paid semi-monthly at a rate of $3,125.00 per pay period, for one year. In the event of a change of ownership of the Company, you will be guaranteed a 9 month salary package. This offer assumes you will begin full time employment on May 12, 1997.

In addition, OnDisplay, Inc., will assist in relocation and will cover apartment expenses up to an agreed upon amount. You will also be eligible for the OnDisplay standard benefits package that includes medical, dental and vision health insurance. As an OnDisplay employee, you will be able to participate in the company 401K Plan upon meeting the eligibility requirements of the Plan. OnDisplay also offers three (3) weeks of vacation per year, accrued at a rate of five (5) hours per pay period, along with ten (10) Company designated holidays.

Inclusive with your compensation package, and subject to approval by the Board of Directors, you will be granted Incentive Stock Options of 170,000 shares of OnDisplay stock under the OnDisplay, Inc. 1996 Stock Option Plan. Under the conditions of the OnDisplay, Inc. 1996 Stock Option Plan, your Incentive Stock Options will vest over a four (4) year period at a rate of 25% after twelve months, then 1/48th per month thereafter. In the event of a change of ownership of the Company, there will be an 18 month automatic acceleration of stock vesting as outlined in the OnDisplay, Inc. 1996 Stock Option Plan.

Your employment with OnDisplay, Inc., is entered into voluntarily, and as a result, you are free to resign, at any time, upon two weeks notice, with or without cause for any reason or no reason. Similarly, OnDisplay, Inc., is free to conclude its "at will" employment relationship with you at any time, with or without cause, for any reason or no reason.

I am enthusiastic about bringing an executive of your caliber into OnDisplay, Inc., and working with you to build OnDisplay, Inc., into an innovative, successful industry leader. I, along with the rest of the OnDisplay team, look forward to your immediate contribution to our future success.

Offer Letter: Olivier Sermet
April 15, 1997
Page 2

Please confirm your acceptance of employment on the terms set forth in this letter by signing both copies and returning one copy.

Best Regards,

/s/ Mark Pine

Mark Pine
President & CEO
OnDisplay, Inc.




AGREED AND ACCEPTED:



 OLIVIER SERMET
----------------------------------------
Print Name


/s/ Olivier Sermet       4/22/97
----------------------------------------
Signature                  Date